Exhibit 21.1

Subsidiaries of MediaNet Group Technologies, Inc.

BSP Rewards, Inc., a Florida corporation

CG Holdings Limited, a Cyprus limited company

Lenox Resources, LLC, a Delaware limited liability company

DUBLI NETWORK, Ltd., a British Virgin Islands limited company

DUBLICOM, Ltd., a Cyprus limited company. DubLi, Ltd.

Lenox Logistik und Service GmbH, a German corporation

DubLi Logistics, LLC, a Delaware limited liability company.